UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Exact name of registrant as specified in its charter

State or other jurisdiction of incorporation

Commission File Number	Address of principal executive offices Name and telephone number, including area code, of the person to contact in connection with this report	IRS Employer Identification No.
001-14905	BERKSHIRE HATHAWAY INC.	47-0813844

(A Delaware Corporation)

3555 Farnam Street

Omaha, Nebraska 68131

Daniel J. Jaksich

Vice President and Controller

(402) 346-1400

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

As permitted by Item 2.01(b)(2) of Form SD, Berkshire Hathaway Inc. (“Berkshire”) is relying on an accommodation under which a resource extraction issuer is permitted to exclude payment information related to acquired entities until the fiscal year immediately following the effective date of the acquisition. IOG North Sea Limited, IOG UK Limited and IOG Infrastructure Limited (collectively referred to as “IOG OpCos”), which were acquired by CalEnergy Resources (Operator) Limited, an indirect wholly owned subsidiary of Berkshire, in August 2024, were not previously required to report under Section 13(q) of the Securities Exchange Act of 1934, as amended, and Rule 13q-1 and Form SD promulgated thereunder or pursuant to an acceptable alternative reporting regime in their last fiscal year. Accordingly, the IOG OpCos’ payments to governments are not reported on this Form SD and will be included in Berkshire’s Form SD for the fiscal year ended December 31, 2025. As Berkshire and its subsidiaries made no other payments required to be reported on Form SD for the fiscal year ended December 31, 2024, no exhibit has been furnished with this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BERKSHIRE HATHAWAY INC.

Date: September 29, 2025	/s/ Daniel J. Jaksich
Daniel J. Jaksich
Vice President and Controller